

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 4, 2008

Randall R. Reed
Secretary
Microfield Group, Inc.
111 SW Columbia Suite 480
Portland, OR 97201

> **Re: Microfield Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 31, 2008**
> **File No. 1-07170**

Dear Mr. Reed:

We have limited our review of your filing to those issues we have addressed in our comments.

Background of the Sale of CEI

1. We note your response to comment 10 in our letter dated January 4, 2008. Please discuss the risks of the transaction that the board and/or special committee considered in specific terms.

Fairness Opinion and Market Check

2. We note your response to comment 15 in our letter dated January 4, 2008. Please disclose in greater detail the procedures followed; the findings and recommendations; the bases for and methods of arriving at such findings and the recommendations by Roth Capital Partners as presented in the analysis provided in response to comment 13 in our letter dated January 4, 2008. For example, disclose the enterprise value and discount rates used in the discounted cash flow analysis and disclose the names of the companies used in the comparable public company analysis. In addition, please summarize all of the analyses that are set forth in Roth's presentation to the board. Please also disclose the results of each analyses and how they related to the determination of fairness.

Interest of Certain Persons in Matters to be Acted Upon

3. We note your response to comment 4 in our letter dated January 4, 2008. Please quantify in dollars the aggregate amount of equity awards that Mr. Walter will receive as a result the accelerated vesting of his options.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. **Please provide us with a marked copy of the amendment to expedite our review.** Please direct questions to Brigitte Lippmann at (202) 551-3713. You may also call the undersigned Branch Chief at (202) 551-3767, who supervised the review of your filing.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Brian Cable, Esq.
        Dunn Carney Allen Higgins & Tongue LLP
        851 SW Sixth Avenue, Suite 1500
        Portland, OR 97204-1357